UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . . 2.50

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-54550

CUSIP NUMBER 811066109

(Check One) [X] Form 10-K    [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q    [_] Form N-SAR

For Period Ended:      December 31, 2014

[X] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

SCRIPSAMERICA, INC.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

Tysons Corner Corporate Office II

1650 Tysons Blvd., Suite 1580

City, State, Zip Code

Tysons Corner, VA 22102

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

ScripsAmerica, Inc. is referred to herein as “us”, “we” our “our”. We are still awaiting the review of our financial statements from our independent auditor in order to prepare our Annual Report on Form 10-K for the year ending December 31, 2014. For the foregoing reason, we require additional time in order to prepare and file our Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard C. Fox, Esq.	772	225-6435
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

We expect to report net revenues for the fiscal year ending December 31, 2014, of approximately $30 million compared to approximately $556,000, for the fiscal year 2013. This increase in our sales revenue is primarily due to our acquisition of Main Ave Pharmacy which has generated approximately $29 million in sales revenue.

Our gross profit for the fiscal year 2014, increased approximately $26.8 million compared to 2013. The increase in our gross profit is due to sales derived from Main Ave Pharmacy which we acquired during 2014. Due to uncertainties in establishing future reserves for charge backs, our sales revenues, accounts receivable and income are uncertain and could be different than management’s current estimates.

Our operating expenses for the fiscal year ending December 31, 2014, increased approximately $19.3 million to $26.7 million from $7.4 million in 2013. The primary reason for the increase in our operating expenses is an increase of approximately $22 million of commission expenses associated with the increase in our sales.

The net income from our operations is approximately $185,000 for the fiscal year ending December 31, 2014, compared to a loss from operations of approximately $ 7.3 million in 2013.

Other expenses during the fiscal year ending December 31, 2014, decreased approximately $2.5 million to approximately $1.4 compared to approximately $3.9 million in fiscal year 2013. The decrease of approximately $2.5 million primarily resulted from a decrease in losses from derivative liabilities associated with debt incurred during the fiscal year ending December 31, 2013.

We expect to report a net loss for the fiscal year ending December 31, 2014, of approximately $1.2 million compared to a net loss of approximately $11.2 million during the fiscal year 2013.

The net loss per common share for the fiscal year ending December 31, 2014, is $0.01 compared to a net loss per common share of $.0.17 for the fiscal year 2013.

SCRIPSAMERICA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015	By:	/s/ Robert Schneiderman Robert Schneiderman Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 178 U.S.C. 1001).